UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								September 29, 2005

Dr. Clemens Borsig, Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Federal Republic of Germany

	Re:	Deutsche Bank Aktiengesellschaft
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      File No. 001-15242

Dear Dr. Borsig:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from company press releases and public media sources that you have provided or led consortia of entities that have provided financing packages to Iranian companies. We also note that the US Treasury Department`s Office of Foreign Assets Control has fined the company for improper transactions in Libya and Sudan. Please describe for us your previous, existing and anticipated operations in and contacts with Iran, Libya and Sudan, including through financing arrangements, joint ventures, subsidiaries, affiliates and any other direct or indirect means.

2. In light of the fact that Iran, Sudan and Libya are identified as state sponsors of terrorism by the U.S. State Department, and Iran and Sudan are subject to economic sanctions administered by OFAC, please address the materiality of any operations described in your answer to comment one above. Please present your view as to whether such operations, arrangements or other contacts constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with
U.S.-designated state sponsors of terrorism. We note also that Illinois, New Jersey and Oregon have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan, and several other U.S. states recently have proposed similar legislation. Finally, we note that the New York City Comptroller has sent letters to Deutsche Bank and several other companies asking that they review their business ties to Sudan due to human rights and terrorism concerns.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Todd Schiffman
		Assistant Director
		Division of Corporation Finance
Dr. Clemens Borsig
Deutsche Bank AG
September 29, 2005
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